

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 8, 2006

<u>**Via U.S. Mail and Fax**</u> **(785) 856-9700**
Mr. Darius G. Nevin
Executive Vice President and Chief Financial Officer
Protection One, Inc.
Protection One Alarm Monitoring Inc.
1035 N. 3rd Street
Suite 101
Lawrence, Kansas 66044

> RE: **Protection One, Inc.**
> **Form 10-K/A for the fiscal year ended December 31, 2005**
> **Filed April 10, 2006**
> **Form 10-Q for the Quarter Ended September 30, 2006**
> **File No. 1-12181**

Dear Mr. Nevin:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

10. Employee Benefit Plans

Stock Appreciation Rights Plan, page 52

1. Citing your basis in the accounting literature, tell us in detail why you believe that
   your accounting for your SARS is appropriate. Further explain your statement that
   "payment under the plan will only be made in the event of a qualified sale,"
   considering the fact that your SARS also vest and become payable no later than
   February 8, 2011.

Form 10-Q as of September 30, 2006

1. Basis of Consolidation, Interim Financial Information and Recapitalization, pages 8-9

2. We note that you incurred recapitalization costs totaling $4.4 million consisting of
   financing costs paid to third party consultants and compensatory make-whole
   payments related to options that had not yet vested. Please:

   • Tell us your basis for expensing the amount paid to third party consultants.

   • Tell us whether your employees are required to return the dividends or dividend
     equivalents received if they forfeit their awards. Refer to paragraph A37 of SFAS
     123(R).

   • Revise to allocate the approximately $3.2 million of compensation expense to the
     appropriate line items in your income statement. Refer to SAB Topic 14:F.

Liquidity and Capital Resources, page 50

Debt Covenants, page 50

3. We note that at September 30, 2006, you did not meet the interest coverage ratio
   incurrence test under your 8-1/8% senior subordinated notes indenture relating to
   your ability to incur additional ratio indebtedness." Tell us if the violation rendered
   the note callable as of the balance sheet date. Refer to paragraph 5 of SFAS 78.

* * * *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director